UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number: 000-53363

NEOVASC INC.
(Exact name of Registrant as specified in its charter)

Suite 2135 - 13700 Mayfield Place
Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Annual Financial Statements for the years ended December 31, 2008, and 2007

99.2	Management's Discussion and Analysis for the years ended December 31, 2008

99.3	Statement of Executive Compansation for the years ended December 31, 2008, 2007 and 2006

99.4	Form 52-109FV1 - Certification of annual filings - venture issuer basic certificate - CEO

99.5	Form 52-109FV1 - Certification of annual filings - venture issuer basic certificate - CFO

99.6	News Release Dated April 24, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVASC INC.
(Registrant)

Date: April 24, 2009	By:	/s/ Alexei Marko
Alexei Marko

	Title:	Chief Executive Officer